First Community Corporation to Expand Upstate South Carolina Presence

Company Release – 04/12/2017 09:00

LEXINGTON, S.C. and EASLEY, S.C., April 12, 2017 /PRNewswire/ -- First Community Corporation (Nasdaq: FCCO), the holding company of First Community Bank, and Cornerstone Bancorp, the holding company of Cornerstone National Bank, jointly announced today the signing of a definitive merger agreement, under which First Community has agreed to acquire Cornerstone in a cash and stock transaction with a total current value of approximately $25.8 million, based on First Community’s closing price of $20.60 per share as of April 10, 2017. The transaction value at the time of the merger may change due to changes in the price of First Community stock.

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On a pro forma combined basis, the combined company would have had approximately $1.059 billion in total assets, $892.5 million in total deposits, and $622.3 million in total loans as of December 31, 2016.  The transaction will create a 19-office banking company with locations from the Upstate of South Carolina, through the Midlands and into the Central Savannah River Area to Augusta, Georgia.  The merger agreement has been unanimously approved by the Board of Directors of each company.  Closing of the transaction, which is expected to occur early in the fourth quarter of 2017, is subject to customary conditions, including regulatory approval and approval by the shareholders of Cornerstone.

“This is a natural extension of our company in the Greenville market, which we entered with the activation of our Loan Production Office in March of 2016,” said First Community President and CEO Michael C. “Mike” Crapps.  “More importantly, we are excited to partner with the Cornerstone team.  The Board of Directors, Chairman and CEO Rodger Anthony and the entire team have created a successful banking organization, with a commitment to quality that permeates all aspects of their business.  We believe the combination of our banking companies will create a unique community based bank with the ability and financial strength to serve the banking needs of our communities and enhance shareholder value through operating advantages and efficiencies gained with the merger of our two institutions.”

Per the merger agreement, Cornerstone shareholders will have the right to receive $11.00 in cash or 0.54 shares of First Community common stock, or a combination thereof, for each share of Cornerstone common stock. The cash and stock elections are subject to proration to ensure that, excluding any dissenter shares, 30% of the outstanding Cornerstone common shares will be exchanged for cash and 70% of the outstanding Cornerstone common shares will be exchanged for shares of First Community common stock.

Rodger Anthony, CEO and Chairman of the Board of Cornerstone, said, "The Board of Directors of Cornerstone Bank, its Executive Officers, and I believe this merger opportunity will allow us to join together with an excellent company that is well capitalized and has much forward momentum.  This combination offers our shareholders a cash dividend and enhanced liquidity, as well as a premium on the capital they invested.  We are excited about the future of this combined company."

Current Cornerstone Board members will have the opportunity to serve as members of First Community’s Upstate Advisory Board. Additionally, Mr. Anthony will serve the combined company in a consulting role for a six month period following the completion of the acquisition.

Mr. Anthony commented, "Our customers will continue to receive the same high quality level of service from the bankers that have served them at Cornerstone Bank.  With First Community, we have found a shared passion for our work with local businesses and professionals.  This focus will continue and we are looking forward to the additional capacity and product lines that this combination of banks will bring to our customers."

Mr. Crapps also announced the initiation of the site selection process for a full service banking office in downtown Greenville. Crapps commented, “The staged progression of our Upstate strategy started with the hiring of a great team of bankers in Greenville in March of 2016 to activate our loan production office. The team including Market President Coleman Kirven, Trey Werner and David Ramseur had an extremely successful first year and exceeded our expectations for loan portfolio growth. The building out of our Upstate franchise through the combination of the acquisition of Cornerstone and the opening of a downtown Greenville office are natural next steps to more fully serving our customers and building value for our shareholders.”

First Community was advised in the transaction by the Hovde Group, LLC as financial advisor and Nelson Mullins Riley & Scarborough LLP, as legal counsel.  Cornerstone was advised by Raymond James and Associates, Inc. as financial advisor, and Haynsworth Sinkler Boyd, P.A. as legal counsel.

First Community Corporation

First Community Corporation is the holding company for First Community Bank.  First Community is focused on providing financial solutions to local businesses and professionals through three lines of business at 15 full-service banking offices located in Lexington, Richland, Newberry, Kershaw and Aiken counties in South Carolina and Augusta, Georgia, a loan production office in Greenville, South Carolina, in addition to First Community Bank Mortgage and First Community Financial Consultants, a financial planning / investment advisory division.

Cornerstone Bancorp

Cornerstone Bancorp is the holding company for Cornerstone National Bank.  The company currently operates three full-service financial centers located in Greenville, Easley and Powdersville South Carolina.  Cornerstone provides a high level of customer services through a dedicated and experienced team of 35 associates, all with extensive bank knowledge of the market areas and the communities that it serves.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the potential benefits of the merger between First Community and Cornerstone, which are subject to numerous assumptions, risks, and uncertainties.  Forward-looking statements are generally identifiable by the use of words such as “will, “ “believe,” “expect,” “anticipate,” “should,” “could,” “would,” “plans,” “intend,” “project,” “estimate,” “goals,” “forecast,” “may” or similar expressions. Actual results could differ materially from those anticipated by such forward-looking statements as a result of a variety of risks, uncertainties and other factors including, without limitation: the businesses of First Community and Cornerstone may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes or at all; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained on the anticipated proposed terms and schedule or at all; Cornerstone shareholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing, services and customer acquisition and retention; the degree of success and the timing of various business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in First Community's Annual Report on Form 10-K filed on March 13, 2017 and documents subsequently filed by First Community with the Securities and Exchange Commission.  All forward-looking statements included in this news release are based on information available at the time of this release.  Neither First Community nor Cornerstone assumes any obligation to update any forward-looking statement.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

In connection with the merger, First Community will file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a proxy statement/prospectus for the shareholders of Cornerstone. First Community also plans to file other documents with the Securities and Exchange Commission regarding the merger with Cornerstone. Cornerstone will mail the final proxy statement/prospectus to its shareholders. BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, CORNERSTONE SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The proxy statement/prospectus, as well as other filings containing information about First Community, will be available, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/ prospectus can also be obtained, without charge, by directing a request to First Community Corporation, 5455 Sunset Blvd., Lexington, SC 29072, Attention: Michael Crapps.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of any such jurisdiction.

SOURCE First Community Corporation